SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PennTex Midstream Partners, LP

(Name of Subject Company (Issuer))

Energy Transfer Partners, L.P.

(Name of Filing Person (Offeror))

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

Amendment No. 2 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Energy Transfer Partners, L.P.

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

Thomas E. Long

Chief Financial Officer

Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

G. Michael O’Leary

George J. Vlahakos

Andrews Kurth Kenyon LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$280,253,200	$32,481.35

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of PennTex Midstream Partners, LP (“PennTex”) not owned by Energy Transfer Partners, L.P. at a purchase price of $20.00 per Common Unit, net to the seller in cash. On May 1, 2017, 20,714,256 Common Units were outstanding, of which 6,701,596 are owned by Energy Transfer Partners, L.P. Accordingly, this calculation assumes the purchase of 14,012,660 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $32,481.35	Filing party: Energy Transfer Partners, L.P.
Form or registration No.: SC TO-T	Date filed: May 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on May 18, 2017, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement and Rule 13E-3 Transaction Statement (the “Schedule TO”), by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”). The Schedule TO relates to the offer by ETP to purchase all outstanding common units representing limited partner interests (the “Common Units”), of PennTex Midstream Partners, LP, a Delaware limited partnership (“PennTex”), not owned by ETP, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2017 (as amended and supplemented, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 13. Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 9 of Schedule 13E-3. Fairness of the Transaction.

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by PennTex with the Securities and Exchange Commission on June 2, 2017 (as amended or supplemented from time to time, the “PennTex Schedule 14D-9”) under “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C. —Financial Advisor to the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Other Presentations by Evercore,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Evercore Group L.L.C.,” and is incorporated into this Schedule 13E-3 by reference.

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to include the following statement therein: Copies of the Opinion of Evercore Group L.L.C. dated June 1, 2017 referenced in this Item 9 will be made available for inspection and copying at PennTex’s principal executive offices located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, during regular business hours by any unitholder of PennTex or representative of any such unitholder who has been so designated in writing.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 14 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(c)(1)	Opinion of Evercore Group L.L.C. dated June 1, 2017 (incorporated by reference to Annex A to the PennTex Schedule 14D-9).

(c)(2)	Presentation of Evercore Group L.L.C. dated June 1, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 2017

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P.,
its general partner

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated May 18, 2017

(a)(1)(i)(a)*	Amendment No. 1 to Offer to Purchase, dated June 2, 2017

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Substitute Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement to be published in The Wall Street Journal

(a)(1)(vii)*	Press Release, dated May 18, 2017, issued by ETP

(b)(1)*	Second Amended and Restated Credit Agreement dated as of October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on November 2, 2011).

(b)(2)*	First Amendment, dated as of November 19, 2013, to Second Amended and Restated Credit Agreement, dated October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on November 20, 2013).

(c)(1)	Opinion of Evercore Group L.L.C. dated June 1, 2017 (incorporated by reference to Annex A to the PennTex Schedule 14D-9).

(c)(2)	Presentation of Evercore Group L.L.C. dated June 1, 2017.

(d)*	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ETP with the SEC on October 25, 2016)

(f)	None

(g)	None

(h)	None

*	Filed previously.

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